     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 22, 2001



                                            REGISTRATION STATEMENT NO. 333-59720

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       INVERNESS MEDICAL TECHNOLOGY, INC.
                           (FORMERLY SELFCARE, INC.)

             (Exact name of registrant as specified in its charter)

            DELAWARE                     04-3164127
  (State or other jurisdiction        (I.R.S. Employer
of incorporation or organization)  Identification Number)

                            ------------------------


                           51 Sawyer Road, Suite 200
                          Waltham, Massachusetts 02453


                                 (781) 647-3900

   (Address, including zip code and telephone number, including area code, of
                   Registrant's principal executive offices)
                           --------------------------


                                 RON ZWANZIGER
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       Inverness Medical Technology, Inc.
                           51 Sawyer Road, Suite 200
                          Waltham, Massachusetts 02453
                                 (781) 647-3900


(Name, address, including zip code, and telephone number, including area code of agent for service)
                           --------------------------

                COPIES OF ALL COMMUNICATIONS SHOULD BE SENT TO:

                             STEPHEN W. CARR, P.C.
                             SCOTT F. DUGGAN, ESQ.
                              Goodwin Procter LLP
                                 Exchange Place
                        Boston, Massachusetts 02109-2881
                                 (617) 570-1000
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

    From time to time after the effective date of this Registration Statement. If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


                                   793,049 Shares


                       INVERNESS MEDICAL TECHNOLOGY, INC.
                           (FORMERLY SELFCARE, INC.)

                                  Common Stock
                          (par value $.001 per share)


    The selling stockholders identified in this prospectus, and any of their pledgees, donees, transferees or other successors in interest, may offer to sell up to an aggregate of 793,049 shares of common stock of Inverness Medical Technology, Inc. We are filing the registration statement of which this prospectus is a part at this time primarily to fulfill a contractual obligation to do so, which we undertook at the time of the original issuance of most of these shares of common stock. A total of 779,459 shares which may be offered by the selling stockholders named in this prospectus were issued in connection with our acquisition of LXN Corporation on March 28, 2001. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders, but we are bearing the expenses of registration.



    Our common stock is listed on the American Stock Exchange under the symbol "IMA." On June 21, 2001, the last reported sale price of our common stock on the American Stock Exchange was $36.54.



    SEE "RISK FACTORS" BEGINNING ON PAGE 2 FOR A DISCUSSION OF CERTAIN FACTORS WHICH YOU SHOULD CONSIDER BEFORE YOU INVEST IN OUR COMMON STOCK.


                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


                  THE DATE OF THIS PROSPECTUS IS JUNE 22, 2001

                               PROSPECTUS SUMMARY

    THIS SUMMARY ONLY HIGHLIGHTS THE MORE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE. AS THIS IS A SUMMARY, IT MAY NOT CONTAIN ALL INFORMATION THAT IS IMPORTANT TO YOU. YOU SHOULD READ THIS ENTIRE PROSPECTUS CAREFULLY BEFORE DECIDING WHETHER TO INVEST IN OUR COMMON STOCK.

    UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO "WE," "US," "OUR COMPANY" OR "THE COMPANY" IN THIS PROSPECTUS REFER COLLECTIVELY TO INVERNESS MEDICAL TECHNOLOGY, INC., A DELAWARE CORPORATION, AND ITS SUBSIDIARIES, AND THEIR RESPECTIVE PREDECESSOR ENTITIES FOR THE APPLICABLE PERIODS, CONSIDERED AS A SINGLE ENTERPRISE.
                            ------------------------

                    ABOUT INVERNESS MEDICAL TECHNOLOGY, INC.

    We develop, manufacture and market innovative products focused primarily on diabetes self-management. Our principal products are advanced electrochemical blood glucose monitoring systems that are used by people with diabetes to determine their blood glucose levels in order to manage their disease. We also sell products for the women's health market and, to a lesser extent, the infectious disease market. Our objective is to be the leading provider of innovative products that provide a fully integrated and comprehensive approach to the self-management of diabetes.

    Inverness Medical Technology, Inc. is a Delaware corporation. Our principal executive offices are located at 51 Sawyer Road, Suite 200, Waltham, MA 02453. Our telephone number is (781) 647-3900. Our website is http://www.invernessmedical.com. Our common stock is listed on the American Stock Exchange under the symbol "IMA."

                              RECENT DEVELOPMENTS


    In May 2001, we entered into an agreement to sell our diabetes care products business to Johnson & Johnson. Upon the consummation of this sale, we will become a wholly-owned subsidiary of Johnson & Johnson and each share of our common stock will be exchanged for (i) a pro rata common stock interest in a newly formed corporation containing our current women's health, nutritional supplements and clinical diagnostics businesses and (ii) a number of shares of Johnson & Johnson common stock equal in value to $35.00 based on the average trading prices of such stock on the New York Stock Exchange. This sale is subject to the approval of our stockholders and the fulfillment of other closing conditions. The merger with Johnson & Johnson is intended to be a tax-free reorganization for federal tax purposes.


                                  THE OFFERING

    This prospectus relates to up to 793,049 shares of our common stock that may be offered for sale by the selling stockholders. We originally issued most of these shares of common stock as consideration for the acquisition of LXN Corporation, a Delaware corporation, on March 28, 2001. In the LXN acquisition, we granted registration rights to those selling stockholders who completed documentation required by the acquisition agreement entered into by Inverness and LXN. We are registering most of the common stock covered by this prospectus in order to fulfill our contractual obligations with regards to these registration rights. Registration of the common stock does not necessarily mean that all or any portion of such stock will be offered for sale by the selling stockholders.

    We have agreed to bear the expenses of the registration of the common stock under federal and state securities laws, but we will not receive any proceeds from the sale of any common stock offered under this prospectus.

                              PLAN OF DISTRIBUTION

    The selling stockholders may sell the securities through agents or dealers, directly to one or more individuals, institutional or other purchasers or through any combination of these methods of sale. The distribution of the securities may be effected in one or more transactions at market prices then prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. See "Plan of Distribution."

                                  RISK FACTORS


    There are various risks, including those described below, which may materially impact your investment in our Company or may in the future, and, in some cases, already do, materially affect us and our business, financial condition and results of operations. You should consider carefully these factors with respect to your investment in our securities. This section includes or refers to certain forward-looking statements; you should read the explanation of the qualifications and limitations on such forward-looking statements beginning on page 10.


WE DEPEND ON OUR RELATIONSHIP WITH LIFESCAN TO DISTRIBUTE CERTAIN OF OUR EXISTING PRODUCTS, AS WELL AS FUTURE PRODUCTS.

    We depend on our relationship with LifeScan to distribute certain of our existing products, as well as future products. In 1995, we entered into a worldwide distribution agreement with LifeScan, which was amended in June 1999 and February 2001, effective January 1, 2001. Under the terms of our agreements with LifeScan, we develop and manufacture and LifeScan distributes our electrochemical blood glucose monitoring systems. Our first and second generation electrochemical systems are being marketed by LifeScan under its brands, ONE TOUCH-REGISTERED TRADEMARK- FastTAKE-REGISTERED TRADEMARK- and ONE TOUCH-REGISTERED TRADEMARK- Ultra. We commenced shipments of the ONE TOUCH-REGISTERED TRADEMARK- FastTAKE-REGISTERED TRADEMARK- system in early 1998 and the ONE TOUCH-Registered Trademark- Ultra system in late 2000. The ONE TOUCH-REGISTERED TRADEMARK- systems are currently the most successful products in our diabetes line of business. LifeScan has exclusive rights to market these, as well as any new electrochemical blood glucose monitoring systems that we develop. However, LifeScan is not restricted from selling other systems, including electrochemical systems, for blood glucose monitoring. Unless LifeScan
(i) introduces an electrochemical blood glucose monitoring system not sourced from us prior to December 31, 2002, or (ii) fails to purchase specified minimum annual levels of test strips, our agreements with LifeScan prohibit us from marketing any new electrochemical blood glucose monitoring system other than through LifeScan. Accordingly, our future results of operations depend to a substantial degree on LifeScan's continued marketing of our electrochemical systems. Although the ONE TOUCH-REGISTERED TRADEMARK-
FastTAKE-REGISTERED TRADEMARK- system appears to have gained market acceptance, we cannot assure you that such acceptance will continue. Additionally, under the terms of the agreement with LifeScan, LifeScan has made and may continue to make additional funding available to us when we reach certain milestones with our development of future products for LifeScan. As we cannot assure the success of reaching such milestones in the development of future products, we cannot guarantee that LifeScan will make such additional funding available to us. Any failure by us to produce, or failure by LifeScan to market and distribute our electrochemical systems successfully, could have a material adverse effect on our business, financial condition and results of operations.

WE RELY UPON OUR MANUFACTURING FACILITIES AS WELL AS FOREIGN CONTRACT MANUFACTURING ARRANGEMENTS, AND MANUFACTURING PROBLEMS OR DELAYS COULD SEVERELY AFFECT OUR BUSINESS.

    TEST STRIPS

    Our electrochemical blood glucose test strips are produced exclusively in our manufacturing facility in Inverness, Scotland. Sales of these test strips accounted for a significant portion of our net revenues for the year ended December 31, 2000 and the three months ended March 31, 2001. Sales of test strips are expected to be our largest source of revenues for the foreseeable future. Our Inverness facility contains highly specialized equipment and utilizes complicated manufacturing processes developed over a number of years that would be difficult and time-consuming to duplicate. Our ability to manufacture test strips could be disrupted wholly or in part by technical problems, labor or raw material shortages, labor relations problems, natural disasters, fire, sabotage or business accidents, among other factors. Any prolonged disruption in the operations of our Inverness manufacturing facility would seriously harm our ability to satisfy customer orders for test strips. If we cannot deliver our test strips in a timely manner or in sufficient quantities, our revenues will suffer and our reputation may be harmed. In addition, LifeScan, under certain circumstances, would automatically become entitled to produce the electrochemical test strips itself. Even though we carry manufacturing interruption insurance policies, we may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies. In addition, our test strip revenues depend in part upon our manufacturing yields. We believe that we currently have sufficient test strip manufacturing capacity to satisfy our existing contractual obligations although we anticipate that actual demand will exceed these obligations. We are currently expanding our production capacity to meet projected demand. If we fail to complete these expansion efforts in a timely manner, our relationships with our customers or our reputation in the marketplace could be severely harmed.

    BLOOD GLUCOSE METERS

    We purchase all of the meters for our electrochemical blood glucose systems from a contract manufacturer in the People's Republic of China. Our business would likely be harmed if production at, or deliveries by, our contract manufacturer were disrupted for a material amount of time or if the cost of meters were significantly increased. Such disruptions or cost increases could occur as the result of social or political strife, unforeseen economic or production regulations, import, licensing or trade restrictions, natural disasters or war or other unforeseen circumstances. If this supply relationship were disrupted, we would need to identify other third-party contract manufacturers and verify and validate the production processes used in the manufacture of our electrochemical blood glucose meters. We cannot assure you that we will be able to identify adequate substitute manufacturers to replace the meters matching our specifications affected by such a disruption in a timely manner or at comparable prices, if at all.

    PREGNANCY AND OVULATION TESTS

    We produce our pregnancy detection and ovulation prediction tests in our manufacturing facilities located in Galway, Ireland. To produce these tests, we rely significantly on our manufacturing facility in Galway, Ireland. Our production processes are complex and require specialized and expensive equipment. Even though we carry business interruption insurance policies, we may suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies. Any event impacting our Galway facility could have a significant negative impact on our operations and our revenues from pregnancy detection and ovulation prediction tests would decline until such time as we are able to put in place alternative contract manufacturers.

IF WE FAIL TO MEET STRICT REGULATORY REQUIREMENTS, WE COULD BE REQUIRED TO PAY FINES OR EVEN CLOSE OUR FACILITIES.

    Our facilities and manufacturing techniques generally must conform to standards that are established by government agencies, including those of European governments, as well as the United States Food and Drug Administration
(FDA). These regulatory agencies may conduct periodic inspections of our facilities to monitor our compliance with applicable regulatory standards. If a regulatory agency finds that we fail to comply with the appropriate regulatory standards, it may impose fines on us or if such a regulatory agency determines that our noncompliance is severe, it may close our facilities. Any adverse action by an applicable regulatory agency would have a negative impact on our operations.

WE RECENTLY INTRODUCED A NEW PRODUCT AND CANNOT BE CERTAIN THAT IT WILL GAIN MARKET ACCEPTANCE.

    In August 2000, we announced that we had received notification of FDA clearance for our second-generation electrochemical blood glucose monitoring system, to be marketed by LifeScan as the ONE TOUCH-REGISTERED TRADEMARK- Ultra system. We commenced shipment of the ONE TOUCH-REGISTERED TRADEMARK- Ultra system to LifeScan in

December 2000 and we cannot be assured that the market will accept this new system. In addition, if the ONE TOUCH-REGISTERED TRADEMARK-Ultra system gains market acceptance, we expect that over time this new system will reduce, if not replace, the sales of the ONE
TOUCH-REGISTERED TRADEMARK-FastTAKE-REGISTERED TRADEMARK- system.

IF WE DELIVER PRODUCTS WITH DEFECTS, OUR CREDIBILITY MAY BE HARMED, MARKET ACCEPTANCE OF OUR PRODUCTS MAY DECREASE AND WE MAY BE EXPOSED TO LIABILITY IN EXCESS OF OUR PRODUCT LIABILITY INSURANCE COVERAGE.

    The manufacturing and marketing of medical diagnostic devices, such as our blood glucose monitoring systems, involve an inherent risk of product liability claims. In addition, our product development and production are extremely complex and could expose our products to defects. Any such defects could harm our credibility and decrease market acceptance of our products. LifeScan has found through a limited number of customer comments that meters programmed for millimole measurement of blood glucose concentration occasionally exhibit a display error. Millimole is the measurement used in Canada and most European countries. We are currently working with LifeScan in implementing the appropriate corrective action for this occurrence, including public notification. We do not believe that it will be necessary to engage in any general recalls of these meters, but we may choose to exchange some or all of them, and we cannot assure you that corrective action with respect to this product, or any of our other products, will not result in material cost to us or loss or damage to the reputation of our products. In addition, our marketing of nutritional supplements may cause us to be subjected to various product liability claims, including, among others, claims that the nutritional supplements have inadequate warnings concerning side effects and interactions with other substances. Potential product liability claims may exceed the amount of our insurance coverage or may be excluded from coverage under the terms of the policy. In the event that we are held liable for a claim for which we are not indemnified, or for damages exceeding the limits of our insurance coverage, such a claim could materially damage our business and our financial condition.

WE HAVE HAD OPERATING LOSSES FOR MOST OF OUR HISTORY AND HAVE ONLY RECENTLY GENERATED A PROFIT.

    We had an accumulated deficit of approximately $142.7 million as of March 31, 2001. We incurred losses from our inception until the year ended December 31, 1999. We will in the future incur significant sales and marketing, research and development and general and administrative expenses, and may not have sufficient revenues to generate income in light of these expenditures. Further, although we generated income since 2000, we may not be able to sustain or increase profitability in the future.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH.

    We expect to continue to experience significant growth in demand for our products, the number of our employees and customers and the scope of our operations. This growth may continue to place a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage our employees. Our future success is heavily dependent upon growth and acceptance of new products. If we cannot scale our business appropriately or otherwise adapt to anticipated growth and new product introductions, a key part of our strategy may not be successful.

OUR FINANCIAL CONDITION OR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY INTERNATIONAL BUSINESS RISKS.

    A significant number of our employees, including sales, support and research and development personnel, are located outside of the United States. Conducting business outside of the United States is subject to numerous risks, including:

    - decreased liquidity resulting from longer accounts receivable collection cycles typical of foreign countries;

    - decreased revenues on foreign sales resulting from possible foreign currency exchange and conversion issues;

    - lower productivity resulting from difficulties managing our sales, support and research and development operations in many countries;

    - lost revenues resulting from difficulties associated with enforcing agreements and collecting receivables through foreign legal systems;

    - lost revenues resulting from the imposition by foreign governments of trade protection measures; and

    - higher cost of sales resulting from import or export licensing requirements.

INTENSE COMPETITION COULD REDUCE OUR MARKET SHARE OR LIMIT OUR ABILITY TO INCREASE MARKET SHARE, WHICH COULD IMPAIR THE SALES OF OUR PRODUCTS AND HARM OUR FINANCIAL PERFORMANCE.

    The medical products industry is rapidly evolving and developments are expected to continue at a rapid pace. Competition in this industry is intense and expected to increase as new products and technologies become available and new competitors enter the market. Our competitors in the United States and abroad are numerous and include, among others, diagnostic testing and medical products companies, universities and other research institutions. Our future success depends upon our maintaining a competitive position in the development of products and technologies in our areas of focus. Competitors may be more successful in: (i) developing technologies and products that are more effective than our products or that render our technologies or products obsolete or noncompetitive; (ii) obtaining patent protection or other intellectual property rights that would prevent us from developing our potential products; or
(iii) obtaining regulatory approval for the commercialization of their products more rapidly or effectively than we are in doing so. Also, many of our existing or potential competitors have or may have substantially greater research and development capabilities, clinical, manufacturing, regulatory and marketing experience and financial and managerial resources.

    In addition, the market for the sale of nutritional supplements is highly competitive. This competition is based principally upon price, quality of products, customer service and marketing support. There are numerous companies in the nutritional supplement industry selling products to retailers such as mass merchandisers, drug store chains, independent drug stores, supermarkets and health food stores. As most of these companies are privately held, we are unable to obtain the information necessary to assess precisely the size and success of these competitors. However, we believe that a number of our competitors, particularly manufacturers of nationally advertised brand name products, are substantially larger than we are and have greater financial resources.

THE RIGHTS WE RELY UPON TO PROTECT THE INTELLECTUAL PROPERTY UNDERLYING OUR PRODUCTS MAY NOT BE ADEQUATE, WHICH COULD ENABLE THIRD PARTIES TO USE OUR TECHNOLOGY AND WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

    Our success will depend in part on our ability to obtain commercially valuable patent claims and to protect our intellectual property. Our patent position is generally uncertain and involves complex legal and factual questions. The degree of future protection for our proprietary rights is uncertain. The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

    - the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

    - the claims of any patents that are issued may not provide meaningful protection;

    - we may not be able to develop additional proprietary technologies that are patentable;

    - the patents licensed or issued to us or our customers may not provide a competitive advantage;

    - other companies may challenge patents licensed or issued to us or our customers;

    - patents issued to other companies may harm our ability to do business; and

    - other companies may design around technologies we have licensed or developed.

    In addition to patents, we rely on a combination of trade secrets, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Nevertheless, these measures may not be adequate to safeguard the technology underlying our products. If they do not protect our rights, third parties could use our technology, and our ability to compete in the market would be reduced. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for the breach. We also may not be able to effectively protect our intellectual property rights in some foreign countries. For a variety of reasons, we may decide not to file for patent, copyright or trademark protection or prosecute potential infringements of our patents. We also realize that our trade secrets may become known through other means not currently foreseen by us. Despite our efforts to protect our intellectual property, our competitors or customers may independently develop similar or alternative technologies or products that are equal or superior to our technology and products without infringing on any of our intellectual property rights or design around our proprietary technologies.

CLAIMS BY OTHER COMPANIES THAT OUR PRODUCTS INFRINGE ON THEIR PROPRIETARY RIGHTS COULD ADVERSELY AFFECT OUR ABILITY TO SELL OUR PRODUCTS AND INCREASE OUR COSTS.

    Substantial litigation over intellectual property rights exists in our industry. Our products are currently the subjects of litigation alleging that we are infringing on the intellectual property rights of others. We expect that our products and other products in our industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products and technology in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents on which our products or technology may infringe. Any of these third parties might make a claim of infringement against us. Any litigation could result in the expenditure of significant financial resources and the diversion of management's time and resources. In addition, litigation in which we are accused of infringement may cause negative publicity, have an impact on prospective customers, cause product shipment delays, require us to develop non-infringing technology or enter into royalty or license agreements, which may not be available on acceptable terms, if at all. If a successful claim of infringement were made against us and we could not either develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed and we could be exposed to legal actions by our customers.

WE MAY NEED TO INITIATE LAWSUITS TO PROTECT OR ENFORCE OUR PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS, WHICH WOULD BE EXPENSIVE AND, IF UNSUCCESSFUL, COULD CAUSE US TO LOSE SOME OF OUR INTELLECTUAL PROPERTY RIGHTS, WHICH WOULD REDUCE OUR ABILITY TO COMPETE IN THE MARKET.

    We rely on patents to protect a large part of our intellectual property and our competitive position. In order to protect or enforce our patent rights, we may initiate patent litigation against third parties, such as infringement suits or interference proceedings. Litigation may be necessary to:

    - assert claims of infringement;

    - enforce our patents;

    - protect our trade secrets or know-how; or

    - determine the enforceability, scope and validity of the proprietary rights of others.

    Lawsuits could be expensive, take significant time and divert management's attention from other business concerns. Litigation would put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. We may also provoke third parties to assert claims against us. Patent law relating to the scope of claims in the technology fields in which we operate is still evolving and, consequently, patent positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these suits or that the damages or other remedies awarded, if any, will be commercially valuable. During the course of these suits, there may be public announcements of the results of hearings, motions and other interim proceedings or developments in the litigation. If securities analysts or investors perceive any of these results to be negative, our stock price could decline.

OUR ACQUISITIONS OF INTEG AND LXN AND OUR DEVELOPMENT AND LICENSING ARRANGEMENTS WITH DEBIOTECH MAY NOT YIELD PRODUCTS OR TECHNOLOGY THAT CAN BE COMMERCIALIZED.

    On January 23, 2001, we acquired Integ. On October 14, 2000, we entered into a development and license agreement with Debiotech. On March 28, 2001, we acquired LXN. The value of Integ and LXN to us may not be greater than or equal to their purchase prices. Similarly, the amounts that we paid and will have to pay to Debiotech may not be equal to the ultimate value of the rights that we have under our agreement with it. If we are unable to effectively integrate the technologies of Integ, LXN and Debiotech into our research and development efforts, our research and development efforts may suffer. Furthermore, we cannot assure you that we will realize any of the benefits or strategic objectives we are seeking to obtain by acquiring Integ or LXN or by licensing technology from Debiotech. In that regard, Integ has granted to a third party certain rights in its intellectual property that survive our acquisition, which permit this third party to utilize the technology that we acquired to further its future development efforts. In connection with accounting for the acquisitions of Integ and LXN, we recorded a significant amount of intangible assets, the amortization of which will adversely affect our results of operations in future periods. In addition, we also recorded a significant charge for the write-off of a portion of the purchase price as in-process research and development costs.

IF WE CHOOSE TO ACQUIRE NEW AND COMPLEMENTARY BUSINESSES, PRODUCTS OR TECHNOLOGIES INSTEAD OF DEVELOPING THEM OURSELVES, WE MAY BE UNABLE TO COMPLETE THESE ACQUISITIONS OR TO SUCCESSFULLY INTEGRATE AN ACQUIRED BUSINESS OR TECHNOLOGY IN A COST-EFFECTIVE AND NONDISRUPTIVE MANNER.

    Our success depends on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. Accordingly, from time to time we have acquired complementary businesses, products, or technologies instead of internally developing them and may choose to do so in the future. We do not know if we will be able to complete any acquisitions, or whether we will be able to successfully integrate any acquired business, operate it profitably or retain its key employees. Integrating any business, product or technology we acquire could be expensive and time consuming, disrupt our ongoing business and distract our management. In addition, in order to finance any acquisitions, we might need to raise additional funds through public or private equity or debt financings. In that event, we could be forced to obtain financing on terms that are not favorable to us and, in the case of equity financing, that may result in dilution to our shareholders. Dilution to our shareholders will also result if, in connection with any acquisition, we issue equity directly to the sellers. If we are unable to integrate any acquired entities, products or technologies effectively, our business will suffer. In addition, any amortization of goodwill or other assets or charges resulting from the costs of acquisitions could harm our business and operating results.

DEVELOPMENT OF A CURE FOR DIABETES COULD MAKE OUR PRODUCTS OBSOLETE.

    The medical devices industry, including the self-test industry, is subject to rapid and substantial technological development and product innovations. To be successful, we must be responsive to new products and technologies as well as new applications of existing technologies in diabetes self-management. The National Institute for Health and other supporters of diabetes research are sponsoring significant programs to better understand the disease and to find methods to prevent or cure it. If discovered and widely available, any of these methods would minimize or eliminate the need for our diabetes self-management products and would require us to focus on other areas of our business, which would have a material adverse effect on our financial condition and profitability.

WE MAY BE UNABLE TO HIRE, RETAIN OR MOTIVATE KEY PERSONNEL, UPON WHOM THE SUCCESS OF OUR BUSINESS WILL DEPEND.

    We are highly dependent upon certain members of our management and scientific staff. We believe that our future success will depend in large part upon our ability to attract and retain highly skilled scientific, managerial and marketing personnel. We face significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. We cannot assure you that we will be able to retain our key employees or attract, assimilate, retain or train other needed qualified employees in the future. We do not have employment agreements with all of our key employees. The loss of any of our key employees, including our scientists, may have an adverse effect on our business.

WE MAY BE LIABLE FOR CONTAMINATION OR OTHER HARM CAUSED BY HAZARDOUS MATERIALS THAT WE USE.

    Our research and development processes involve the use of hazardous materials. We are subject to federal, state and local regulation governing the use, manufacture, handling, storage and disposal of hazardous materials. We cannot completely eliminate the risk of contamination or injury resulting from hazardous materials and we may incur liability as a result of any contamination or injury. We may also incur expenses relating to compliance with environmental laws. Such expenses or liability could have a significant negative impact on our financial condition.

VARIOUS FACTORS MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE.

    Factors relating to our business make our future operating results uncertain and may cause them to fluctuate from period to period. Such factors include:
(i) the timing of new product announcements and introductions by us and our competitors; (ii) market acceptance of new or enhanced versions of our products;
(iii) changes in manufacturing costs or other expenses; (iv) competitive pricing pressures; (v) the gain or loss of significant distribution outlets or customers; (vi) the availability and extent of reimbursement for our products;
(vii) increased research and development expenses; or (viii) general economic conditions.

OUR SHARE PRICE MAY BE VOLATILE DUE TO OUR OPERATING RESULTS, AS WELL AS FACTORS BEYOND OUR CONTROL.


    Our share price may be volatile due to our operating results, as well as factors beyond our control. In addition, it is possible that in some future periods the results of our operations will be below the expectations of the public market. In any such event, the market price of our common stock could be materially and adversely affected. Furthermore, the stock market may experience significant price and volume fluctuations, which may affect the market price of our common stock for reasons unrelated to our operating performance. The market price of our common stock, which ranged from less than $9 to more than $40 during the last twelve months, may be highly volatile and may be affected by factors such as: (i) our quarterly and annual operating results; (ii) changes in general conditions in the economy, the financial markets, or the health care industry; (iii) government regulation in the health care industry; (iv) changes in other areas such as tax laws; (v) sales of substantial amounts of common stock or the perception that such sales could occur; or (vi) other developments affecting us or our competitors.


THE MARKET PRICE OF OUR COMMON STOCK WILL LIKELY FLUCTUATE IN RESPONSE TO A NUMBER OF FACTORS, INCLUDING THE FOLLOWING:

    - our failure to meet the performance estimates of securities analysts;

    - changes in financial estimates of our revenues and operating results or buy/sell recommendations by securities analysts;

    - the timing of announcements by us, our competitors or other organizations regarding significant products, contracts or acquisitions or publicity regarding actual or potential results or performance thereof; and

    - general stock market conditions and other economic or external factors.

THE ABILITY OF OUR STOCKHOLDERS TO CONTROL OUR POLICIES AND EFFECT A CHANGE OF CONTROL OF OUR COMPANY IS LIMITED, WHICH MAY NOT BE IN YOUR BEST INTERESTS.

    There are provisions in our certificate of incorporation and bylaws which may discourage a third party from making a proposal to acquire us, even if some of our stockholders might consider the proposal to be in their best interests. These provisions include the following:

    - our certificate of incorporation provides for three classes of directors with the term of office of one class expiring each year, commonly referred to as a "staggered board." By preventing stockholders from voting on the election of more than one class of directors at any annual meeting of stockholders, this provision may have the effect of keeping the current members of our board of directors in control for a longer period of time than stockholders may desire; and

    - our certificate of incorporation authorizes our board of directors to issue shares of preferred stock without stockholder approval and to establish the preferences and rights of any preferred stock issued, which would allow the board to issue one or more classes or series of preferred stock that could discourage or delay a tender offer or change in control.

    Additionally, we are subject to Section 203 of the Delaware General Corporation Law, which, in general, imposes restrictions upon acquirors of 15% or more of our stock.

BECAUSE WE DO NOT INTEND TO PAY DIVIDENDS, YOU WILL BENEFIT FROM AN INVESTMENT IN OUR COMMON STOCK ONLY IF IT APPRECIATES IN VALUE.

    We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of your investment in our common stock will depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value after the offering or even maintain the price at which you purchased your shares.

             SPECIAL STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these statements by forward-looking words such as "may", "will", "expect", "anticipate", "believe", "estimates", "continue" or other words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial condition, or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control and that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainties, and actual results may differ materially from those discussed as a result of various factors, including those factors described in the "Risk Factors" section of this prospectus. Some important additional factors that could cause our actual results to differ materially from those projected in any such forward-looking statements are as follows:

    - economic factors, including inflation and fluctuations in interest rates and foreign currency exchange rates and the potential effect of such fluctuations on revenues, expenses and resulting margins;

    - competitive factors, including technological advances achieved and patents attained by competitors and generic competition;

    - domestic and foreign healthcare changes resulting in pricing pressures, including the continued consolidation among healthcare providers, trends toward managed care and healthcare cost containment and government laws and regulations relating to sales and promotion, reimbursement and pricing generally;

    - government laws and regulations, affecting domestic and foreign operations, including those relating to trade, monetary and fiscal policies, taxes, price controls, regulatory approval of new products and licensing;

    - manufacturing interruptions or delays, or capacity constraints, or lack of availability of alternative sources for components for our products, that we may experience;

    - difficulties inherent in product development, including the potential inability to successfully continue technological innovation, complete clinical trials, obtain regulatory approvals in the United States and abroad, gain and maintain market approval of products and the possibility of encountering infringement claims by competitors with respect to patent or other intellectual property rights which can preclude or delay commercialization of a product;

    - significant litigation adverse to us including product liability claims, patent infringement claims, and antitrust claims;

    - product efficacy or safety concerns resulting in product recalls or declining sales;

    - the impact of business combinations, including acquisitions and divestitures, and organizational restructuring consistent with evolving business strategies; and

    - issuance of new or revised accounting standards by the American Institute of Certified Public Accountants, the Financial Accounting Standards Board or the Securities and Exchange Commission.

    The foregoing list sets forth many, but not all, of the factors that could impact upon our ability to achieve results described in any forward-looking statements. Readers should not place undue reliance on our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the "Risk Factors" section and elsewhere in this prospectus could harm our business, prospects, operating results and financial condition. We do not undertake any obligation to update any forward-looking statements as a result of future events or developments.

                REGISTRATION RIGHTS OF THE SELLING STOCKHOLDERS

    We are filing this registration statement pursuant to the terms of the registration rights granted to most of the selling stockholders in connection with the acquisition of LXN Corporation. These rights were granted, subject to certain terms and conditions, in the Agreement and Plan of Merger, dated as of February 15, 2001, by and among Inverness Medical Technology, Inc., LXN Corporation, and LXN Acquisition Corp. The selling stockholders were required to enter into a Selling Shareholder Registration Rights Agreement with us in order for their shares to be included in this prospectus. Both of these documents are exhibits to the registration statement of which this prospectus is a part and are hereby incorporated by reference into this prospectus. The following summary of the material terms and provisions of the registration rights we granted to the selling stockholders is not complete and is qualified in its entirety by reference to these documents.

    Pursuant to these registration rights, we must use our commercially reasonable efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission as soon as reasonably practicable, and we must keep the registration statement continuously effective until the date on which the selling stockholders who have these registration rights may sell the shares of common stock without registration pursuant to Rule 144 of the Securities Act.

    Pursuant to these registration rights and separate agreements with those selling stockholders who do not have these registration rights, we have agreed to indemnify the selling stockholders against all losses, claims, damages and liabilities, subject to limitations specified in the registration rights, arising out of:

    - any untrue statement of a material fact contained in this registration statement;

    - the omission of any material fact required to be stated in this registration statement or necessary to make the statements therein not misleading; or

    - our failure to fulfill any undertaking included in this registration statement.

    In addition, the selling stockholders have agreed to indemnify us, our officers, directors, and any person who controls our company against all losses, claims, damages and liabilities arising in a similar manner which result from information furnished to us in writing by the selling stockholders for use in the registration statement.

                            THE SELLING STOCKHOLDERS

    The following table sets forth the number of shares of common stock beneficially owned by the selling stockholders as of March 28, 2001, the number of shares of common stock covered by this prospectus and the total number of shares of common stock which the selling stockholders will beneficially own upon completion of this offering. This table assumes that the selling stockholders will offer for sale all of their shares of common stock.

    The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below, or by any of their pledgees, donees, transferees or other successors in interest. The amounts set forth below are based upon information provided to us by representatives of the selling stockholders, or on our records, as of March 28, 2001 and are accurate to the best of our knowledge. It is possible, however, that the selling stockholders may acquire or dispose of additional shares of common stock from time to time after the date of this prospectus.


                                                COMMON STOCK                      COMMON      PERCENTAGE
                                                BENEFICIALLY       COMMON       STOCK TO BE     OF ALL
                                                OWNED AS OF     STOCK OFFERED   OWNED AFTER     COMMON
                    NAME                       MARCH 28, 2001     HEREBY(2)     OFFERING(1)     STOCK
                    ----                       --------------   -------------   -----------   ----------
ABN AMRO Bank (Schweiz) Zuerich..............          642             642           0             *
Advent International Investors II Limited
  Partnership................................           45              45           0             *
Advent Partners Limited Partnership..........          150             150           0             *
Advent Performance Materials Limited
  Partnership................................        8,020           8,020           0             *
Alta V Limited Partnership...................       69,627          69,627           0             *
Arthur T.C. Au...............................        1,836           1,836           0             *
Banca Del Gottardo Lugano....................       17,537          17,537           0             *
Bayview 2000, LP.............................       18,407          18,407           0             *
BB BioVentures LP............................      272,382         272,382           0             *
Biotechnology Development Fund, L.P..........       26,510          26,510           0             *
CGRM Investment Partnership..................        2,295           2,295           0             *
Child Health Investment I, LLC...............        5,976           5,976           0             *
Customs House Partners.......................          731             731           0             *
Daniel Lee...................................        4,077           4,077           0             *
DRW Venture Partners, L.P....................       18,407          18,407           0             *
Egil Iversen.................................          458             458           0             *
E-Health Holdings Limited....................       74,345          74,345           0             *
Erik Danielsen...............................        1,486           1,486           0             *
Ari D. Galen.................................          165             165           0             *
Gary H. Stroy................................          364             364           0             *
Ha Lin Yip Huang.............................        3,681           3,681           0             *
Heinz Muller.................................        2,295           2,295           0             *
HoFung Holdings Limited......................        1,836           1,836           0             *
Hung Kwong International LTD.................        8,156           8,156           0             *
InveStar Burgeon Venture Capital, Inc........        3,060           3,060           0             *
InveStar Dayspring Venture Capital, Inc......        6,121           6,121           0             *
Investment Enterprise Partnership "NIF
  10-A"......................................        1,836           1,836           0             *
Investment Enterprise Partnership "NIF
  10-B"......................................        1,836           1,836           0             *
Jennifer Mottershead.........................          155             155           0             *
John Burd....................................          182             182           0             *
LESOTO Trust, Thomas R. Stanwood, Trustee....          597             597           0             *
Monsun AS....................................        2,295           2,295           0             *

                                                COMMON STOCK                      COMMON      PERCENTAGE
                                                BENEFICIALLY       COMMON       STOCK TO BE     OF ALL
                                                OWNED AS OF     STOCK OFFERED   OWNED AFTER     COMMON
                    NAME                       MARCH 28, 2001     HEREBY(2)     OFFERING(1)     STOCK
                    ----                       --------------   -------------   -----------   ----------
Mark Busser..................................          458             458           0             *
Maton Fund I L.P.............................        9,181           9,181           0             *
MedVenture Associates II.....................       13,795          13,795           0             *
Microlife Investments Corporation............        9,181           9,181           0             *
MJT Trust, Lorine Tanimoto, Trustee..........          458             458           0             *
MPM Asset Management Investor 1999 LLC.......        3,253           3,253           0             *
MPM BioVentures Parallel Fund, LP............       37,457          37,457           0             *
NIF Ventures Co., Ltd........................          917             917           0             *
Pierre Andre Steiner.........................        2,754           2,754           0             *
Premier Medical Partner Fund, LP.............       33,137          33,137           0             *
Prithipal Singh..............................          522             522           0             *
Robert Bernstein.............................           33              33           0             *
Robert S. Galen..............................          155             155           0             *
Robert S.C. Wang.............................        9,181           9,181           0             *
Rovent II Limited Partnership................       16,042          16,042           0             *
Singh Trust UDT April 17, 1986, Prithipal
  Singh and Rajinder K. Singh Trustees.......          275             275           0             *
Satinder Singh...............................          165             165           0             *
Tamara A. Galen..............................          165             165           0             *
Technology Fund Pte Ltd......................       10,100          10,100           0             *
Tommy Laupsa.................................          458             458           0             *
Toni C. Casey................................          228             228           0             *
Veron International Limited..................       26,510          26,510           0             *
Walden Capital Partners......................        3,077           3,077           0             *
Walden Capital Partners II, L.P..............        3,442           3,442           0             *
Walden International III, C.V................        3,993           3,993           0             *
Walden Investors.............................        7,673           7,673           0             *
Walden Technology Ventures II, L.P...........        3,875           3,875           0             *
Walden Ventures..............................        6,227           6,227           0             *
Walden-SBIC, L.P.............................       15,961          15,961           0             *
Wen Chen Yuan................................        4,590           4,590           0             *
Werner Muller................................          458             458           0             *
WS Investment Company 95A....................          228             228           0             *
Medical Innovation Fund, A Limited
  Partnership................................        7,473           7,473           0             *
BNP Paribas..................................        6,117           6,117           0             *
TOTAL........................................      793,049         793,049           0             *


*   Less than one percent

(1) Assumes that the selling stockholders will sell all shares of common stock offered by them under this prospectus.

(2) Approximately twenty percent (20%) of these shares (other than those offered by Medical Innovation Fund, A Limited Partnership and BNP Paribas) are being held in escrow to secure indemnification obligations to us. One-half of the shares held in escrow are scheduled to be released on or about March 28, 2002 and the remaining one-half are scheduled to be released on or about March 28, 2003. The shares to be offered by Medical Innovation Fund are the shares to be received upon the exercise of two stock options held by Medical Innovation Fund as of March 28, 2001. The shares to be offered by BNP Paribas are the shares to be received upon the exercise of a warrant held by BNP Paribas as of March 28, 2001.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale of the common stock covered by this prospectus by the selling stockholders.

                              PLAN OF DISTRIBUTION

    The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest, may sell the securities from time to time on the American Stock Exchange or any other stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The "selling stockholders" as used in this section of the prospectus shall refer to the selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest. The selling stockholders may sell the securities by one or more of the following methods, without limitation:

    (a) block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    (b) purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

    (c) a special offering, an exchange distribution or a secondary distribution in accordance with the rules of any stock exchange on which the securities are listed;

    (d) ordinary brokerage transactions and transactions in which the broker solicits purchases;

    (e) privately negotiated transactions;

    (f) short sales;

    (g) through the writing of options on the securities, whether or not the options are listed on an options exchange;

    (h) through the distribution of the securities by any selling stockholder to its partners, members or stockholders;

    (i) one or more underwritten offerings on a firm commitment or best efforts basis;

    (j) sales "at the market" to or through a market marker or into an existing trading market, on an exchange or otherwise, for such securities; and

    (k) any combination of any of these methods of sale.

    The selling stockholders may also transfer the securities by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the securities.

    The selling stockholders may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. Broker-dealers will receive commissions or other compensation from the selling stockholders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the securities which is not expected to exceed that customary in the types of transactions involved. The selling stockholders may also sell the securities in accordance with Rule 144 under the Securities Act of 1933, as amended, rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

    From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder's securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder's securities will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

    To the extent required under the Securities Act of 1933, the aggregate amount of selling stockholders' securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders' securities of securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

    The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.

    A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities. A selling stockholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

    The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

    We have agreed to indemnify in certain circumstances the selling stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the securities covered by the registration statement, against certain liabilities, including liabilities under the Securities Act of 1933. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    The securities offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. We agreed to register the securities under the Securities Act of 1933 and to keep the registration statement of which this prospectus is a part effective until the date on which the selling stockholders may sell all of the securities pursuant to Rule 144 of the Securities Act of 1933. We will pay all expenses relating to the offering and sale of the securities, with the exception of commissions, discounts and fees of underwriters, broker-dealers or agents, taxes of any kind and any legal, accounting and other expenses incurred by the selling stockholders.

    We will not receive any proceeds from sales of any securities by the selling stockholders.

    We can not assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    The Securities and Exchange Commission allows us to incorporate by reference the information that we file with them. Incorporation by reference means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus and later information that we file with the Securities and Exchange Commission will automatically update and supersede the information in this prospectus, any supplement and the documents listed below. We incorporate by reference the specific documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act until we sell all of the securities:

    - our Annual Report on Form 10-K for the year ended December 31, 2000;


    - our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001;



    - our report on Form 8-K filed February 7, 2001, as amended by our report on Form 8-K/A filed April 9, 2001;



    - our report on Form 8-K filed April 12, 2001, as amended by our report on Form 8-K/A filed June 11, 2001;



    - our report on Form 8-K filed June 18, 2001; and


    - the description of our common stock contained in our Registration Statement on Form 8-A, filed on June 14, 1996 and all amendments and reports updating such description.


    Upon oral or written request and at no cost to the requester, we will provide to any person, including a beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. All requests should be made to: Inverness Medical Technology, Inc., 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453, Attn: Corporate Secretary. Telephone requests may be directed to the Corporate Secretary at (781) 647-3900. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

                              RECENT DEVELOPMENTS


ACQUISITION BY JOHNSON & JOHNSON



    In May 2001, we entered into an agreement with Johnson & Johnson pursuant to which we agreed to sell our diabetes care products business to Johnson & Johnson. This sale has been structured as follows: (i) first, we will restructure our operations so that our current women's health, nutritional supplements and clinical diagnostics businesses are held in a separate wholly-owned subsidiary; (ii) second, we will distribute all of the shares of this wholly-owned subsidiary to our stockholders on a pro rata basis; and
(iii) third, we will merge with and become a wholly-owned subsidiary of Johnson & Johnson. Our merger with Johnson & Johnson is intended to be a tax-free reorganization for federal tax purposes. Under the terms of the agreement, in connection with the merger, each share of our common stock will be exchanged for a number of shares of Johnson & Johnson common stock equal in value to $35.00 based on the average of the volume weighted averages of the trading prices of Johnson & Johnson common stock on the New York Stock Exchange for the 20 consecutive trading days ending with the third trading day immediately preceding the effective time of the merger. The consummation of this sale is subject to the approval of our stockholders and the fulfillment of other closing conditions contained in the agreement.



    In connection with the execution of the agreement, we issued an option to Johnson & Johnson to purchase up to 6,417,689 shares of our common stock at an exercise price of $38.00 per share, subject to adjustment. This option may be exercised by Johnson & Johnson upon the occurrence of certain events specified therein relating to a proposed acquisition of the Company by a third party. Additional detail pertaining to this transaction is contained in our Current Report on Form 8-K filed on June 18, 2001.


ALLIANCE WITH LIFESCAN, INC.


    Beginning in 1995, we have entered into development and global distribution agreements with LifeScan, which were amended in June 1999 and again in February 2001, effective January 1, 2001. Under the agreements with LifeScan, we develop and manufacture, and LifeScan markets as our sole distributor, electrochemical blood glucose monitoring systems. LifeScan markets our first and second generation electrochemical systems under its trademarks, ONE TOUCH-Registered Trademark- FastTAKE-Registered Trademark- and ONE TOUCH-Registered Trademark- Ultra, respectively. Furthermore, under the amendment signed in February 2001, LifeScan has agreed to increase its purchase of glucose meters from us during 2001 and we have agreed to reduce the price of such meters purchased by LifeScan in 2001. Under the terms of the agreements, LifeScan is not prohibited from selling other blood glucose monitoring systems, including electrochemical systems. However, if LifeScan either (i) introduces such a system not sourced from us prior to December 31, 2002 or (ii) fails to purchase specified minimum annual levels of our test strips, we are released from a restriction under the agreements prohibiting us from selling complete electrochemical blood glucose monitoring systems to parties other than LifeScan.


                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we are required to file reports and proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and information at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies at the prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants, including Inverness Medical
Technology, Inc., that file electronically with the Securities and Exchange Commission. You may access the Securities and Exchange Commission's web site at http://www.sec.gov.

                                    EXPERTS




    The consolidated financial statements of Inverness Medical Technology, Inc. (formerly Selfcare, Inc.) and subsidiaries as of December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


    The financial statements of Integ Incorporated as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, incorporated in this prospectus and elsewhere in the registration statement by reference to Inverness Medical Technology, Inc.'s Current Report on Form 8-K/A filed on April 9, 2001, have been audited by Ernst & Young LLP, independent auditors, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


    The financial statements of LXN Corporation as of and for the year ended December 31, 2000, incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.



    The financial statements of LXN Corporation as of and for the year ended December 31, 1999, incorporated in this prospectus and elsewhere in the registration statement by reference to Inverness Medical Technology, Inc.'s Current Report on Form 8-K/A filed on June 11, 2001, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.


                                 LEGAL MATTERS


    The validity of the issuance of the shares of common stock offered hereby will be passed upon by our counsel, Goodwin Procter LLP. The presidents of two professional corporations which are partners in the firm of Goodwin Procter LLP beneficially own an aggregate of approximately 50,142 shares of Inverness common stock and 3,995 shares of Inverness common stock, respectively.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY OUR COMPANY OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF OUR COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                          PAGE
                                        --------
Prospectus Summary....................      1

Risk Factors..........................      2

Special Statement Regarding
  Forward-Looking Statements..........     10

Registration Rights of the Selling
  Stockholders........................     11

Selling Stockholders..................     12

Use of Proceeds.......................     14

Plan of Distribution..................     14

Incorporation of Documents by
  Reference...........................     16

Recent Developments...................     17

Where You Can Find More Information...     17

Experts...............................     18

Legal Matters.........................     18



                                 793,049 SHARES


                               INVERNESS MEDICAL
                                TECHNOLOGY, INC.

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------


                                 JUNE 22, 2001


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

Registration fee--Securities and Exchange Commission          $ 5,403.58
Accountants' fees and expenses..............................  $10,000.00
Blue Sky fees and expenses..................................  $     0.00
Legal fees and expenses (other than Blue Sky)...............  $50,000.00
Printing expenses...........................................  $ 5,000.00
Miscellaneous...............................................  $10,000.00
                                                              ----------
TOTAL.......................................................  $80,403.58
                                                              ==========

    All expenses itemized above shall be borne by our company.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses, including attorneys' fees but excluding judgments, fines and amounts paid in settlement, actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit. And with the further limitation that in these actions, no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of the person's duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

    Article V of Inverness' bylaws provides that Inverness shall, to the extent legally permitted, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of Inverness, or is or was serving, or has agreed to serve, at the request of Inverness, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprises. The indemnification provided for in Article V is expressly not exclusive of any other rights to which those seeking indemnification may be entitled under any law, agreement or vote of stockholders or disinterested directors or otherwise, and shall inure to the benefit of the heirs, executors and administrators of such persons.

    Section 145(g) of the Delaware General Corporation Law and Article V of the bylaws of Inverness provide that Inverness shall have the power to purchase and maintain insurance on behalf of its officers, directors, employees and agents, against any liability asserted against and incurred by such persons in any such capacity.

    Inverness has obtained insurance covering its directors and officers against losses and insuring Inverness against certain of its obligations to indemnify its directors and officers.

    Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

    Pursuant to the Delaware General Corporation Law, Article VII of the certificate of incorporation of Inverness eliminates a director's personal liability for monetary damages to Inverness and its stockholders for breach of fiduciary duty as a director, except in circumstances involving a breach of the director's duty of loyalty to Inverness or its stockholders, acts or omissions not in good faith, intentional misconduct, knowing violations of the law, self-dealing or the unlawful payment of dividends or repurchase of stock.

ITEM 16. EXHIBITS.


 EXHIBIT
   NO.                                   DESCRIPTION
---------        ------------------------------------------------------------
      4.1  --    Amended and Restated Certificate of Incorporation
                 (incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form SB-2, No. 333-4830-NY)
      4.2  --    Amended and Restated By-laws (incorporated by reference to
                 Exhibit 3.2 to the Company's registration statement on Form
                 SB-2 No. 333-4830-NY)
      4.3  --    Certificate of Amendment to the Restated Certificate of
                 Incorporation as filed with the Secretary of State of the
                 State of Delaware May 20, 1999 (incorporated by reference to
                 Exhibit 4.1 to the Company's current report on Form 8-K
                 dated May 20, 1999)
     +5.1  --    Opinion of Goodwin Procter LLP
    *23.1  --    Consent of Arthur Andersen LLP
     23.2  --    Consent of Goodwin Procter LLP (included in Exhibit 5.1)
    *23.3  --    Consent of Ernst & Young LLP
    *23.4  --    Consent of PricewaterhouseCoopers LLP
    *23.5  --    Consent of Arthur Andersen LLP
      +24  --    Power of Attorney (contained in signature page)
     99.1  --    Agreement and Plan of Merger, dated as of February 15, 2001, by and among the Company, LXN Corporation and LXN
                 Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Company's current report on Form 8-K dated March 28,
                 2001)
    +99.2  --    Form of Selling Shareholder Registration Rights Agreement by
                 and among the Company and each of the parties signatory from time to time


------------------------

*   Filed herewith.


+   Previously filed.


ITEM 17. UNDERTAKINGS.

A. The undersigned Registrant hereby undertakes:

 1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement.

    PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the undersigned registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

 2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial BONA FIDE offering thereof.

 3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

 4. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the undersigned registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
    Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering hereof.

 5. Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Waltham, Commonwealth of Massachusetts, on June 22, 2001.


                                                       INVERNESS MEDICAL TECHNOLOGY, INC.

                                                       By:              /s/ RON ZWANZIGER
                                                            -----------------------------------------
                                                                          Ron Zwanziger
                                                             CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE
                                                                             OFFICER


    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                                    TITLE                         DATE
                ---------                                    -----                         ----
            /s/ RON ZWANZIGER               Chairman, President and Chief Executive    June 22, 2001
    ----------------------------------      Officer (Principal Executive Officer)
              Ron Zwanziger

            /s/ DUANE L. JAMES              Vice President of Finance and Treasurer    June 22, 2001
    ----------------------------------      (Principal Financial Officer and
              Duane L. James                Principal Accounting Officer)

                    *                       Director                                   June 22, 2001
    ----------------------------------
            Carol R. Goldberg

                    *                       Director                                   June 22, 2001
    ----------------------------------
               John F. Levy

                    *                       Director                                   June 22, 2001
    ----------------------------------
         Ernest A. Carabillo, Jr.

                    *                       Director                                   June 22, 2001
    ----------------------------------
              Peter Townsend

                    *                       Director                                   June 22, 2001
    ----------------------------------
          Willard L. Umphrey Jr.

          *By: /s/ RON ZWANZIGER                                                       June 22, 2001
    ----------------------------------
              Ron Zwanziger
             Attorney-in-Fact

                                 EXHIBIT INDEX


       EXHIBIT
         NO.                                                DESCRIPTION
---------------------               ------------------------------------------------------------
   4.1                         --   Amended and Restated Certificate of Incorporation
                                    (incorporated by reference to Exhibit 3.1 to the Company's registration statement on Form SB-2, No. 333-4830-NY)

   4.2                         --   Amended and Restated By-laws (incorporated by reference to
                                    Exhibit 3.2 to the Company's registration statement on Form
                                    SB-2 No. 333-4830-NY)

   4.3                         --   Certificate of Amendment to the Restated Certificate of
                                    Incorporation as filed with the Secretary of State of the
                                    State of Delaware May 20, 1999 (incorporated by reference to
                                    Exhibit 4.1 to the Company's current report on Form 8-K
                                    dated May 20, 1999)

  +5.1                         --   Opinion of Goodwin Procter LLP

 *23.1                         --   Consent of Arthur Andersen LLP

  23.2                         --   Consent of Goodwin Procter LLP (included in Exhibit 5.1)

 *23.3                         --   Consent of Ernst & Young LLP

 *23.4                         --   Consent of PricewaterhouseCoopers LLP

 *23.5                         --   Consent of Arthur Andersen LLP

 +24                           --   Power of Attorney (contained in signature page)

  99.1                         --   Agreement and Plan of Merger, dated as of February 15, 2001, by and among the Company, LXN Corporation and LXN
                                    Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Company's current report on Form 8-K dated March 28,
                                    2001)

 +99.2                         --   Form of Selling Shareholder Registration Rights Agreement by
                                    and among the Company and each of the parties signatory from time to time


------------------------


*   Filed herewith.



+   Previously filed.